UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Peregrine Systems, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	95-3773312

(State of incorporation or organization)	(I.R.S. Employer Identification No.)

3611 Valley Centre Drive, San Diego, California	92130

(Address of principal executive offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates:             333-21483

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Not applicable	Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.0001 per share

(Title of Class)

INTRODUCTORY NOTE:

     This amended registration statement on Form 8-A/A amends and restates that certain registration statement on Form 8-A filed by Peregrine Systems, Inc. (the “Company”) on March 7, 1997. This Form 8-A/A is being filed in connection with the Fourth Amended Plan of Reorganization, as Modified, Dated July 14, 2003 (the “Plan”) of the Company and Peregrine Remedy, Inc., a wholly-owned subsidiary of the Company.

     On the effective date of the Plan, which is the date of this registration statement, the following actions occurred pursuant to the Plan: (i) the Restated Certificate of Incorporation (the “Restated Certificate”) of the Company, in the form attached hereto as Exhibit 1, was adopted and filed with the Secretary of State of the State of Delaware, (ii) the Amended and Restated Bylaws (the “Bylaws”) of the Company, in the form attached hereto as Exhibit 2, were adopted as the bylaws of the Company, (iii) the stock certificate, in the form attached hereto, was adopted as the form of stock certificate for the Company’s common stock, par value $0.0001 par value (the “Common Stock”), and (iv) all issued and outstanding common stock of the Company was cancelled and 15,000,000 shares of Common Stock were issued pursuant to the Plan.

Item 1. Description of Registrant’s Securities to be Registered

     The following description of the capital stock of the Company does not purport to be complete and is subject to and qualified in its entirety by the Company’s Restated Certificate and Bylaws, the Plan and by the provisions of applicable Delaware law.

     As of the date of this Registration Statement, the Company is authorized to issue 100,000,000 shares of Common Stock, and 5,000,000 shares of undesignated preferred stock, $0.0001 par value (“Preferred Stock”).

Common Stock

     Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of Common Stock do not have cumulative voting rights, and, therefore, holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors.

     The Company may not pay any dividends in cash or property in respect of any shares of Common Stock until such time as the following obligations under the Plan have been paid in full or otherwise discharged: (1) the principal amount of the Reorganization Notes outstanding after the Effective Date; (2) the Class 8 Obligations; and (3) the Secured Motive Claim. (All of the foregoing capitalized terms not defined herein shall have the meaning ascribed to them in the Restated Certificate.) Notwithstanding the foregoing, the Corporation may declare and pay dividends in shares of the Corporation’s capital stock. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets legally available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding. Holders of Common Stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Common Stock.

Preferred Stock

     The Board of Directors has the authority to issue the Preferred Stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by the Company’s stockholders. Notwithstanding the foregoing, the Restated Certificate provides that, to the extent required by Section 1123(a) of Title 11, Chapter 11 of the United States Code, the Company may not issue any class or series of nonvoting equity securities.

     The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the market price of, and the voting and other rights of, the holders of Common Stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. The Company has no current plans to issue any shares of Preferred Stock.

Antitakeover Effects of Provisions of Restated Certificate and Bylaws

     The Bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the Company or stockholders holding shares in the aggregate entitled to cast not less than 50% of the votes at such meeting. In addition, the Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual or special meeting of stockholders, including proposed nominations of persons for election to the Board. Stockholders at an annual or special meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to the Company’s Secretary of the stockholder’s intention to bring such business before the meeting. Additionally, the Bylaws provide that the authorized number of directors may be changed only by resolution of the Board of Directors.

     The foregoing provisions of the Restated Certificate and Bylaws are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions which may involve an actual or threatened change of control of the Company. Such provisions are designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal and, accordingly, could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions are also intended to discourage certain tactics that may be used in proxy fights but could, however, have the effect of discouraging others from making tender offers for the Company’s shares and, consequently, may also inhibit fluctuations in the market price of the Company’s shares that could result from actual or rumored takeover attempts. These provisions may also have the effect of preventing changes in the management of the Company.

Effect of Delaware Antitakeover Statute

     The Company is subject to Section 203 of the Delaware General Corporation Law (the “Antitakeover Law”), which regulates corporate acquisitions. The Antitakeover Law prevents certain Delaware corporations from engaging, under certain circumstances in a “business combination” with any “interested stockholder” for three years following the date that such stockholder became an interested stockholder. For purposes of the Antitakeover Law, a “business combination” includes, among other things, a merger or consolidation involving the Company and the interested shareholder and the sale of more than 10% of the Company’s assets. In general, the Antitakeover Law defines an “interested stockholder” as any entity or person beneficially owning 15% or more the outstanding voting stock of the Company and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may “opt out” of the Antitakeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the Company’s outstanding voting shares. The Company has not “opted out” of the provisions of the Antitakeover Law.

Item 2. Exhibits

     The following exhibits are filed as a part of this registration statement:

1.	Restated Certificate of Incorporation of the Registrant

2.	Amended and Restated Bylaws of the Registrant

3.	Specimen of Common Stock Certificate

4.	Fourth Amended Plan of Reorganization of Peregrine Systems, Inc. and Peregrine Remedy, Inc., as modified, dated July 14, 2003 *

5.	Order, dated July 18, 2003, pursuant to Section 1129 of the Bankruptcy Code Confirming Debtors’ Fourth Amended Plan of Reorganization, as modified, dated July 14, 2003 *

*	Incorporated by reference from the Registrant’s Current Report on Form 8-K, filed July 25, 2003.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 7, 2003	PEREGRINE SYSTEMS, INC.

	By:	/s/ Kathryn Vizas

Kathryn Vizas General Counsel

EXHIBIT INDEX

Exhibit No.	Description

1.	Restated Certificate of Incorporation of the Registrant

2.	Amended and Restated Bylaws of the Registrant

3.	Specimen of Common Stock Certificate

4.	Fourth Amended Plan of Reorganization of Peregrine Systems, Inc. and Peregrine Remedy, Inc., as modified, dated July 14, 2003 *

5.	Order, dated July 18, 2003, pursuant to Section 1129 of the Bankruptcy Code Confirming Debtors’ Fourth Amended Plan of Reorganization, as modified, dated July 14, 2003 *

*	Incorporated by reference from the Registrant’s Current Report on Form 8-K, filed July 25, 2003.